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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          HCA - THE HEALTHCARE COMPANY

             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                  75-2497104
(State of Incorporation or Organization)       (IRS Employer Identification No.)

                                 ONE PARK PLAZA
                           NASHVILLE, TENNESSEE 37203

              (Address and Zip Code of Principal Executive Offices)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

         Securities Act registration statement file number to which this form relates: None (if applicable).
         ----

         Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class                 Name of Each Exchange On Which
            To Be So Registered                 Each Class is to be Registered
            -------------------                 ------------------------------

  Common Stock, $.01 par value per share            New York Stock Exchange


         Securities to be registered pursuant to Section 12(g) of the Act: None


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The following description of our capital stock and the references to statutes and the provisions of our "certificate of incorporation" and "bylaws" are only summaries. Such summaries are qualified by reference to the complete text of such statutes and our restated certificate of incorporation, as amended, and our amended and restated bylaws. Our authorized capital stock consists of 25,000,000 shares of preferred stock, par value $.01 per share, 1,600,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of nonvoting common stock, par value $.01 per share. As of September 30, 2000, there were outstanding 531,841,642 shares of our voting common stock and 21,000,000 shares of our nonvoting common stock. No shares of preferred stock are outstanding.

         COMMON STOCK

         Holders of our common stock are entitled to receive out of our legally available assets, when and if declared by our board of directors, dividends in cash, property, shares of common stock or other securities, subject to any dividend preferences attributable to the preferred stock. Subject to compliance with the provisions and procedures in the certificate of incorporation for conversion of common stock, any stockholder who is a regulated stockholder, as defined in the certificate of incorporation, may at any time convert any or all of such holder's shares of common stock into the same number of shares of nonvoting common stock. No other conversion rights are attributable to the common stock. No sinking fund provisions, redemption provisions or preemptive rights are applicable to the common stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which the stockholders may vote. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any preferential rights attributable to the preferred stock.

         NONVOTING COMMON STOCK

         Except as provided in the certificate of incorporation, shares of common stock and nonvoting common stock are identical and entitled to the same rights and privileges. Holders of nonvoting common stock are entitled to receive the same dividend per share as the holders of common stock. However, if any dividend is payable in shares of common stock, options, warrants or rights to acquire shares of common stock, or securities convertible into or exchangeable for shares of common stock, the shares, options, warrants, rights or securities payable in the case of the dividend on shares of nonvoting common stock will be shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, nonvoting common stock. Except as provided in the certificate of incorporation or required by law, holders of shares of nonvoting common stock are not entitled to vote on any matter on which the stockholders may vote and are not included in determining the number of shares voting or entitled to vote on such matters. Subject to compliance with the provisions and procedures in the certificate of incorporation for conversion of nonvoting common stock, any record holder of nonvoting common stock may at any time convert any or all of such holder's shares of nonvoting common stock into the same number of shares of common stock. However, a holder of shares of nonvoting common stock may not convert such shares to the extent the conversion would result in the holder and its affiliates controlling or having the power to vote a greater number of shares of our common stock or other securities than the holder and its affiliates may own, control or have power to vote under applicable law.

         PREFERRED STOCK

         The board of directors is authorized, subject to limitations prescribed by law, to issue shares of preferred stock in one or more series and establish the number of shares to be included in each series. The board of directors is also authorized to fix the designations, powers, preferences and rights of the shares in each series and any qualifications, limitations or restrictions applicable to such shares. The board of directors adopted a stockholders rights plan which provided holders of common stock with certain preferred stock purchase rights. In connection with the plan, the certificate of incorporation provides for the issuance of a series of 8,000,000 shares of preferred stock designated as Series A Participating Preferred Stock and a series of 250,000 shares of preferred stock designated as Series B Participating Preferred Stock. However, we have redeemed all of the preferred stock purchase rights issued under the


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plan. If we issue preferred stock in the future, it may become more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

         REGISTRATION RIGHTS

         Thomas F. Frist, Jr., M.D., our Chairman and Chief Executive Officer, and related parties have registration rights for up to 17,224,858 shares of our common stock. These rights are described in a registration rights agreement between us and the holders of those securities. The agreement provides for registration rights upon the demand of the holders of the requisite share number, which is at least 8,000,000 registrable securities. In addition, pursuant to the registration rights agreement, the holders of registrable securities are entitled, subject to some limitations, to require us to include their securities in future registration statements we file under the Securities Act of 1933 (the "Securities Act"), commonly referred to as piggyback registration rights. Registration of shares of common stock by the exercise of these demand registration rights and piggyback registration rights under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

         CLASSIFIED BOARD OF DIRECTORS

         The board of directors is currently divided into three classes of directors. Class I directors are currently serving a three-year term that will end at the next annual meeting of the stockholders. Class II directors and Class III directors were elected at the most recent annual meeting of the stockholders and are serving a term that will end at the next annual meeting of the stockholders. Beginning with the annual meeting of stockholders in 2001, the classification of the board of directors will cease. Thereafter, all directors will be of one class and hold office for a term expiring at the next annual meeting of stockholders. The certificate of incorporation authorizes the board of directors to fix the number of directors from time to time and fill vacant directorships, subject to the rights, if any, of the holders of the preferred stock. In addition, the certificate of incorporation provides that directors may be removed only for cause. Such removal must be approved by the affirmative vote of the holders of at least 66 2/3 % of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. These provisions may prevent or deter a shareholder from removing incumbent directors and gaining control of the board of directors by filling vacancies with its own nominees.

         STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

         The certificate of incorporation states that stockholders may not take action by written consent, but only at duly called annual or special meetings of the stockholders. The certificate of incorporation and bylaws provide that unless prescribed by statute, special meetings of the stockholders may be called only by our board of directors, chairman of the board or chief executive officer.

         ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

         The certificate of incorporation requires stockholders who want to bring business or a proposal before an annual meeting of stockholders to provide timely written notice to our corporate secretary. A stockholder who desires to make nominations for directors at an annual meeting of stockholders or special meeting of stockholders called by the board of directors for the purpose of electing directors also must provide timely written notice to the secretary. To be timely, notice must be delivered to or mailed and received at the Registrant's principal executive offices not less than 60 days but no more than 90 days prior to the scheduled date of the meeting, regardless of any postponement, deferral or adjournment of the meeting to a later date. However, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, notice must be so delivered or received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or the day on which public disclosure was made. The certificate of incorporation also contains specific requirements regarding the form and content of the notice. These provisions may keep stockholders from bringing matters before an

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annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or special meeting of stockholders called by the board of directors for the purpose of electing directors.

         AUTHORIZED BUT UNISSUED SHARES

         Our authorized but unissued shares of common stock, nonvoting common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock, nonvoting common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by a proxy contest, tender offer, merger or otherwise.

         RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD OF DIRECTORS

         The certificate of incorporation provides that the directors, in discharging their duties and determining what each believes to be in the best interests of our business and stockholders, may consider both short-term and long-term effects of any action or proposed action to be taken on our and our subsidiaries' employees, associates, associated physicians, distributors, patients or other customers, suppliers or creditors. Directors also may consider the effects of any action or proposed action on the communities in which we and our subsidiaries own or lease property or conduct business. These provisions do not limit the right of directors to consider any other lawful factors in making their determinations, including effects of any action or proposed action on us or our stockholders directly.

         In addition, the board of directors is authorized, to the extent permitted by law, to encourage any person to enter into negotiations that may result in a change in control of our business. The board of directors also may contest or oppose any transaction it determines to be unfair, abusive or otherwise undesirable with respect to our business, assets, properties or stockholders. Such opposition may include the adoption of plans or issuance of rights, options, capital stock, notes, debentures or other evidences of indebtedness or securities. These may be exchangeable or convertible and provide for varying rights among the holders thereof as determined by the board of directors.

         Pursuant to these provisions, directors may consider subjective factors affecting an action or proposed action, including certain nonfinancial matters. On the basis of these considerations, directors may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some or a majority of our stockholders.

         ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW

         Certain Delaware law provisions may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

         Section 203 of the Delaware General Corporation Law, which we will refer to as the DGCL, provides that, subject to certain stated exceptions, an "interested stockholder" is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. A corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

         - prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation


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                  outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         - at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The effect of these provisions may make a change in control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.

         ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

         In addition to the anti-takeover provisions of Delaware law, certain provisions of our certificate of incorporation and bylaws may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

         The certificate of incorporation provides that any person who, together with its affiliates and associates and any other person with whom it has an agreement, contract or other arrangement or understanding with respect to acquiring, holding, voting or disposing of voting stock, beneficially owns an aggregate of 10% or more of our outstanding voting stock is a "related person." The certificate of incorporation further provides that any proposed business combination between us and a related person must be approved by the affirmative vote of the holders of not less than 85% of the outstanding voting stock held by stockholders other than such related person. However, the 85% voting requirement is not applicable if either:

         - the business combination is approved by the board of directors by the affirmative vote of at least 66 2/3% of the "continuing directors," defined as directors who are not affiliates or associates of the related person and were members of the board of directors prior to the time such related person became a related person, and any successor of a continuing director who is unaffiliated with such related person and is recommended to succeed a continuing director by a majority of the continuing directors; or

         - the fairness conditions specified in the certificate of incorporation are satisfied.

These and other provisions of our certificate of incorporation and bylaws referenced in this Registration Statement may make a change in control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.

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         LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent authorized by the DGCL, each person who was or is made a party to or is threatened to be made a party to or is involved in any actual or threatened action, suit or proceeding by reason of the fact that he or she was our director, officer, employee or agent (or was serving at our request as a director, officer, employee or agent for another entity). Under
Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation against liability actually and reasonably incurred if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In connection with a criminal proceeding, a corporation may indemnify any director, officer, employee or agent who had no reasonable cause to believe his or her conduct was unlawful. However, in actions brought by or in the right of a corporation, the DGCL does not allow indemnification of a person adjudged to be liable to the corporation unless and only to the extent that a court determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         The certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The DGCL permits these limitations of a director's liability, but does not permit a corporation to eliminate or limit a director's liability for the following:

                  (i) breaches of the director's duty of loyalty to the corporation or its stockholders;

                  (ii) acts or omissions not in good faith or involving intentional misconduct or known violations of law;

                  (iii) the payment of unlawful dividends or unlawful stock purchases or redemptions; or

                  (iv) transactions in which the director received an improper personal benefit.

         We are insured against liabilities that we may incur by reason of indemnification of officers and directors in accordance with the certificate of incorporation. We also insure directors and officers against certain liabilities that might arise out of their employment and are not subject to indemnification under the certificate of incorporation.

         AMENDMENTS, SUPERMAJORITY VOTING REQUIREMENTS

         When a quorum is present at an annual or special meeting of the stockholders, a vote of the holders of a majority of the voting power entitled to vote decides any question on which our stockholders are entitled to vote unless a different vote is required by statute, applicable stock exchange rule, the certificate of incorporation or the bylaws.

         The certificate of incorporation imposes supermajority voting requirements in certain circumstances. Although the board of directors is authorized to adopt, amend or repeal the bylaws, any bylaws made by the directors may be amended or repealed by the directors or stockholders. The bylaws may not be amended or repealed by the stockholders without the affirmative vote of 75% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class.

         In addition to any voting rights granted to or held by the holders of any series of preferred stock, the following provisions of the certificate of incorporation may not be amended, added to, altered, changed, repealed, or any provision inconsistent therewith adopted, without the affirmative vote of the holders of not less than 75% of the voting power of all of our securities entitled to vote generally in the election of directors:

         - provisions regarding the number, classes, and removal of directors, the right to fill any vacancies in the board of directors and factors the board of directors may consider in discharging its duties;

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         -        provisions regarding the meetings of the stockholders,
                  including the right to take action by written consent, persons who may call meetings and requirements for nominating directors or bringing business or a proposal before a meeting;

         - provisions regarding the vote necessary to amend or repeal the bylaws;

         - provisions regarding the limitation of liability of directors and indemnification of directors, officers, employees and agents; and

         - provisions regarding any compromise or arrangement with creditors or reorganization.

         The certificate of incorporation also provides that any change in the authorized number of shares of any class of our capital stock requires the affirmative vote of the holders of not less than a majority of the then outstanding shares of common stock and nonvoting common stock, voting together as a single class. The same vote is required for the amendment of the foregoing provision of the certificate of incorporation. Any adverse change in the powers, preferences or special rights of the shares of nonvoting common stock requires a majority vote of the directors then in office and the affirmative vote of the holders of not less than 66 2/3% of the shares of nonvoting common stock.

         The DGCL further provides that the outstanding shares of a class are entitled to vote as a class upon a proposed amendment that would increase or decrease the aggregate number of authorized shares or par value of the shares of the class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

         These provisions may make a change in control of our business more difficult by delaying, deterring or preventing a tender offer or takeover attempt or alteration of the rights of certain stockholders. Such provisions may also promote the continuity of our management by making it more difficult to remove or change the incumbent members of the board of directors.

ITEM 2.  EXHIBITS.

   EXHIBIT NO.                   DESCRIPTION OF DOCUMENT

         1. Restated Certificate of Incorporation of the Registrant, as amended (restated electronically for SEC filing purposes) (filed herewith).

         2.       Certificate of Ownership and Merger (filed herewith).

         3. Second Amended and Restated Bylaws of the Registrant (filed herewith).

         4. Specimen Certificate for shares of Common Stock, par value $.01 per share, of the Registrant (filed herewith).




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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    HCA - THE HEALTHCARE COMPANY



         October 19, 2000           By: /s/ John M. Franck II
                                        ----------------------------------------
                                        John M. Franck II
                                        Vice President and Corporate Secretary







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                                     EXHIBIT INDEX

Exhibit No. 1.    Restated Certificate of Incorporation of the Registrant, as
                  amended  (restated electronically for SEC filing purposes)
                  (filed herewith).

Exhibit No. 2.    Certificate of Ownership and Merger (filed herewith).

Exhibit No. 3.    Second Amended and Restated Bylaws of the Registrant (filed herewith).

Exhibit No. 4.    Specimen Certificate for shares of Common Stock, par value
                  $.01 per share, of the Registrant (filed herewith).





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